DYNAMIC LEISURE CORPORATION

                                  June 27, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Joshua Ravitz, Attorney-Advisor
100 F Street, N.E.
Washington, D.C. 20549-3561

Dear Mr. Ravitz:

      This letter responds to certain comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Dynamic Leisure Corporation (the "Company") dated January 25, 2007. For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

Company Overview, page 3
------------------------

  1. WE NOTE THAT YOU INTEND TO INCREASE THE NUMBER OF CUSTOMER SERVICE REPRESENTATIVES "BY THE END OF 2006", AS YOU STATE ON PAGE 4. PLEASE REVISE TO REFLECT THAT YOU HAVE ALREADY DONE SO AND PROVIDE THE NUMBER OF NEW CUSTOMER SERVICE REPRESENTATIVES HIRED. ALTERNATIVELY, CHANGE 2006 TO 2007 AND PROVIDE EITHER THE NUMBER OF NEW CUSTOMER SERVICE REPRESENTATIVES YOU EXPECT TO HIRE OR PROVIDE SOME INDICATION OF THE MAGNITUDE OF THE HIRING YOU EXPECT TO DO.

Response:

The Company has revised its disclosure to reflect that the Company hired an additional 4 customer service representatives at the end of 2006 and expects to hire an additional 10 customer service representatives in 2007.

If we fail to create and increase our brand recognition, page 12
----------------------------------------------------------------

  2. WE NOTE THE CHANGES YOU HAVE MADE IN RESPONSE TO COMMENT 20 FROM OUR LETTER OF SEPTEMBER 28, 2006. HOWEVER, CONTRARY TO WHAT YOU STATE IN YOUR RESPONSE LETTER, THIS SECTION CONTINUES TO INDICATE THAT YOU INTEND TO LAUNCH "DYNAMIC LEISURE" AND "eCASUAL" BRANDS IN THE FIRST QUARTER OF 2007. PLEASE REVISE TO ELIMINATE THIS DISCREPANCY.

Response:

The Company has revised its disclosure to eliminate this discrepancy.

  3. WE NOTE THE CHANGES YOU HAVE MADE IN RESPONSE TO COMMENT 7 FROM OUR LETTER OF SEPTEMBER 28, 2006. HOWEVER, CONTRARY TO WHAT YOU STATE IN YOUR RESPONSE LETTER, THIS SECTION CONTINUES TO REFERENCE AN INTENTION "TO SPEND SUBSTANTIAL AMOUNTS OF MARKETING AND ADVERTISING", AND MENTIONS A "TEST PHASE" FOR SUCH EFFORTS, AFTER WHICH SUCH EFFORTS "ARE EXPECTED TO INCREASE SIGNIFICANTLY". PLEASE REVISE TO ELIMINATE THESE DISCREPANCIES. IN ADDITION, IF TRUE, PLEASE STATE UNDER SALES AND MARKETING ON PAGE 37 THAT YOUR SPENDING ON MARKETING AND ADVERTISING HAS NOT BEEN SIGNIFICANT AND THAT YOU DO NOT EXPECT TO INCREASE YOUR SALES AND MARKETING SPENDING SIGNIFICANTLY, AS STATED IN YOUR RESPONSE LETTER.

                   5680-A W. Cypress St., Tampa, FL 33607 USA
              | 813.877.6300 | fax: 813.877.6333 | www.dylicorp.com

Response:

The Company has revised its disclosure to eliminate this discrepancy. In addition, the Company has revised its disclosure under Sales and Marketing that the Company's spending on marketing and advertising has not been significant and that we do not expect to increase its sales and marketing spending significantly.

Our business benefits from favorable "net" or "bulk" contracts, page 13
-----------------------------------------------------------------------

  4. WE NOTE THAT YOU HAVE ADDED THIS RISK FACTOR IN RESPONSE TO COMMENT 16 FROM OUR LETTER OF SEPTEMBER 28, 2006. PLEASE REVISE TO REFERENCE THE FACT THAT THE MAJOR AIRLINE THAT RECENTLY CANCELLED WHOLESALE BULK CONTRACTS WITH MANY OF YOUR COMPETITORS IS ALSO YOUR "PRIMARY AIRLINE SUPPLIER", AS REFERENCED IN THE THIRD-TO-LAST PARAGRAPH ON PAGE 42, OR ADVISE.

Response:

The Company has revised its disclosure as requested.

The Issuance of Shares upon Conversion of the Callable Secured Convertible Notes, page 18
--------------------------------------------------------------------------

  5. REFERENCE IS MADE TO YOUR DISCLOSURE IN THE FIRST PARAGRAPH ON PAGE 19, WHERE YOU STATE THAT ON NOVEMBER 22, 2006, THE COMPANY WAS NAMED AS A PRINCIPAL PARTY TO PROCEEDINGS BROUGHT MY MMA CAPITAL, LLC SEEKING APPROXIMATELY $2,250,000 ON BREACH OF CONTRACT. PLEASE PROVIDE SIMILAR DISCLOSURE RELATED TO THIS MATTER IN A SUBSEQUENT EVENT FOOTNOTE TO YOUR INTERIM FINANCIAL STATEMENTS.

Response:

The Company and MMA Capital, LLC reached a settlement of the dispute between them. The Company has revised its disclosure to reflect this settlement.

If we are required for any reason to repay, page 18
---------------------------------------------------

  6. WE NOTE YOUR DISCLOSURE ON PAGE 19 ABOUT TWO PENDING LAWSUITS. PLEASE HIGHLIGHT THESE IN A SEPARATE RISK FACTOR DESCRIBING ONGOING LITIGATION THAT COULD HAVE A MATERIAL IMPACT ON THE COMPANY.

Response:

The Company has revised its disclosure as requested.

Legal Proceedings, page 24
--------------------------

  7. IN DESCRIBING A LAWSUIT BY RAYMON VALDES AND IN THE NAME OF CHANGES IN L'ATTITUDES, INC., YOU INDICATE ON PAGE 25 THAT THE COMPANY "ANTICIPATES ISSUING ADDITIONAL COMMENT ON ITS LEGAL POSITION AFTER FULL REVIEW OF THE MATTER". PLEASE INDICATE TO US WHERE YOU INTEND TO ISSUE THIS ADDITIONAL COMMENT.

The Company and Mr. Valdes reached a settlement of the dispute between them. The Company has revised its disclosure to reflect this settlement.

Directors, Executive Officers, Promoters and Control Persons, page 25
---------------------------------------------------------------------

  8. PLEASE RECONCILE YOUR DISCLOSURE ON PAGE 26 AND 27 THAT "THE BOARD GRANTED MR. DYER A ONE-TIME GRANT OF 200,000 VESTED SHARES OF COMMON STOCK FOR HIS SERVICES AS A DIRECTOR WHICH ARE COVERED BY THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART" WITH THE FACT THAT HIS NAME DOES NOT APPEAR ON THE CHART OF SELLING SECURITY HOLDERS ON PAGE 22.

Response:

The Company has revised its disclosure to clarify that the sale of Mr. Dyer's shares are being registered pursuant to registration statement 333-139437 filed with the Securities and Exchange Commission on December 18, 2006.

Current Operations, page 34
---------------------------

  9. PLEASE PROVIDE US WITH THE BASIS FOR THE FOLLOWING STATEMENT IN THE FIRST PARAGRAPH ON PAGE 35: "OUR AGREEMENTS WITH LEADING AIRLINES, ALLOW US TO OFFER CONSUMERS WHAT WE BELIEVE TO BE THE LARGEST SELECTION OF LOW FARES GENERALLY AVAILABLE TO THE PUBLIC". ALTERNATIVELY, DELETE.

Response:

The Company has revised its disclosure to delete this clause.

Foster Strategic Partnerships and Private Label Programs, page 36
-----------------------------------------------------------------

  10. PLEASE DESCRIBE WHAT PRIVATE LABEL PROGRAMS ARE.

Response:

The Company has revised its disclosure to describe private label programs.

Travel Agencies, page 37
------------------------

  11. WE NOTE THE CHANGES YOU HAVE MADE IN RESPONSE TO COMMENT 21 FROM OUR LETTER OF SEPTEMBER 28, 2006, BUT WE REISSUE IT, IN PART. SINCE YOU NOW IDENTIFY PHOCUSWRIGHT, INC., FORREST RESEARCH, JUPITER RESEARCH, AND RESEARCH WORKS AS THE "STUDIES OF ONLINE TRAVEL" THAT YOU CITE ON PAGES 37-38, PLEASE EITHER FILE A CONSENT FOR THE USE OF SUCH INFORMATION FROM EACH OF THESE SOURCES OR CONFIRM THAT THE CITED INFORMATION IS PUBLICLY AVAILABLE FOR FREE OR FOR A NOMINAL COST, QUANTIFYING ANY SUCH NOMINAL COST. REFER TO RULE 436 OF REGULATION C. ALTERNATIVELY, YOU MAY REMOVE YOUR REFERENCES TO THE THIRD PARTIES AND ATTRIBUTE THE INFORMATION TO THE COMPANY, BASED ONITS OWN RESEARCH.

Response:

The Company has revised its disclosure by removing any reference to Forrest Research, a subscription service, and by disclosing the source of other information provided by Phocuswright, Inc., Jupiter Research and Research Works is available in the public domain.

Recent Acquisitions and Recapitalization, page 39
-------------------------------------------------

  12. WE NOTE THE CHANGES YOU HAVE MADE TO THIS SECTION IN RESPONSE TO COMMENT 24 FROM OUR LETTER OF SEPTEMBER 28, 2006. HOWEVER, UNDER THE SUBHEADING "CASUAL CAR GENERAL SERVICE AGREEMENT" YOU HAVE REMOVED SENTENCE READING, "AS OF THE DATE OF THIS FILING, A LIMITED NUMBER OF BOOKINGS (SIC) HAVE BEEN PROCESSED UNDER THIS AGREEMENT". PLEASE REVISE THIS SECTION TO DISCLOSE, IF PRACTICABLE, THE NUMBER OF BOOKINGS SINCE ACQUISITION OF THE CASUAL CAR GENERAL SERVICE AGREEMENT IN JANUARY OF 2006.

Response:

The Company has revised its disclosure to clarify that the number of bookings processed to date under the Casual Car General Service Agreement have not been significant.

Financial Statements

Dynamic Leisure Corporation and Subsidiaries
--------------------------------------------
Unaudited Consolidated Financial Statements for the three and nine month ended September 30, 2006
------------------------------------------------------------------------------

Note 13 - Business Acquisitions and Acquisition Liabilities
-----------------------------------------------------------

Changes in L'Attitudes, Inc. (CIL), page 25
-------------------------------------------
Island Resort Tours, Inc. and International Travel and Resorts, Inc., page F-26
-------------------------------------------------------------------------------

  13. WE NOTE YOUR RESPONSE TO COMMENT 38 FROM OUR LETTER OF SEPTEMBER 28,
      2006, WHERE YOU STATE THAT THE COMPANY EXPECTS TO CONTINUE TO REEVALUATE ITS PURCHASE PRICE ALLOCATION REGARDING THE CIL AND IRT/ITR ACQUISITIONS AND MAY MAKE FURTHER ADJUSTMENTS WITHIN THE FIRST YEAR FOLLOWING THE ACQUISITIONS AND AS MAY BE REQUIRED BY YOUR AUDITORS DURING THE AUDIT OF THE COMPANY'S DECEMBER 31, 2006 FINANCIAL STATEMENTS. IN THIS REGARD, PLEASE PROVIDE US WITH AND DISCLOSE IN YOUR FINANCIAL STATEMENTS THE NATURE AND AMOUNTS OF ANY EXPECTED PURCHASE PRICE ALLOCATION ADJUSTMENTS, WHICH WILL BE REFLECTED IN YOUR QUARTERLY PERIOD AND FISCAL YEAR ENDED DECEMBER 31, 2006 OR OTHER FUTURE PERIODS. AS PART OF YOUR RESPONSE AND DISCLOSURE, PLEASE CLEARLY IDENTIFY ANY PURCHASE PRICE ALLOCATION ADJUSTMENTS BETWEEN GOODWILL AND INTANGIBLES, SPECIFICALLY, DISCLOSE THE REASON WHY THESE ADJUSTMENTS HAVE NOT BEEN FINALIZED AND THE FUTURE EFFECTS THAT THESE PURCHASE PRICE ALLOCATION ADJUSTMENTS MAY HAVE ON THE FINANCIAL STATEMENTS. AS WE PREVIOUSLY POINTED OUT IN COMMENTS 38 AND 40 FROM OUR LETTER OF SEPTEMBER 28, 2006, BASED ON THE NATURE OF THE BUSINESSES ACQUIRED IN BOTH THE CIL AND IRT/ITR ACQUISITIONS (I.E., HAS ALLOWED THE COMPANY TO HAVE A PRESENCE IN THE DESIRED CARIBBEAN AND INTERNATIONAL LEISURE TRAVEL MARKET, PROVIDES ACCESS TO KEY TRAVEL INDUSTRY PRODUCTS, AND ADDED TO THE EXPERTISE OF THE COMPANY'S MANAGEMENT
      TEAM) IT APPEARS THAT VALUE SHOULD HAVE BEEN ALLOCATED TO MARKETING-RELATED INTANGIBLE ASSETS, CUSTOMER-RELATED INTANGIBLES, AND CONTRACT-BASED INTANGIBLE ASSETS, SUBJECT TO AMORTIZATION SINCE THE ACQUISITION DATES. ALSO, FOR ANY PURCHASE PRICE ALLOCATION THAT HAS NOT BEEN FINALIZED, PLEASE DISCLOSE THE AFFECTED ACCOUNTS AND THE REASON WHY THESE PURCHASE PRICE ALLOCATIONS ARE STILL PENDING. SEE PARAGRAPH 51(H) OF SFAS NO. 141 FOR GUIDANCE. FINALLY, AS PREVIOUSLY REQUESTED, PLEASE DISCLOSE AND EXPLAIN IN DETAIL THE FACTORS THAT CONTRIBUTED TO YOUR DECISION TO PAY PREMIUM THAT SIGNIFICANTLY EXCEEDED THE FAIR VALUE OF THE ASSETS AND LIABILITIES ACQUIRED IN BOTH OF THE ABOVE ACQUISITIONS. REFER TO THE DISCLOSURE REQUIREMENTS OUTLINED IN PARAGRAPH 51(B) OF SFAS NO.
      141. WE MAY HAVE FURTHER COMMNT AFTER RECEIPT OF YOUR RESPONSE.

Response:

      The Company has reevaluated the purchase price allocation regarding the CIL and ITR/IRT acquisitions, including the nature and amount of any adjustments, and have disclosed any adjustments to the purchase price allocation in Note 13 to the Company's December 31, 2006 consolidated financial statements. In addition, the Company's disclosure in Note 13 to its December 31, 2006 consolidated financial statements states the amount of the purchase price in both the CIL and IRT/ITR acquisitions that was reallocated from goodwill to intangible assets and states the disclosures required by paragraph 51(B) of SFAS No. 141.

      Supplementally, we advise you of the following: Based on the Staff's observations, insight from key managers within the Company and guidance from SFAS No. 142, we reassessed the nature of potential identifiable intangible assets acquired. In making this reassessment we developed a list of specific elements that indicated the existence of one or more separately identifiable intangible assets. Through future assessment we determined the elements could be grouped into five categories, with four of the five representing a separately identifiable intangible asset. These four categories included airline contracts, hotel contracts, web-based assets and mailing lists. The following chart sets forth the elements identified and the grouping of elements into categories for consideration of intangible asset treatment.

                                 Grouping Index:

(a) - Airline Contracts                 (e) - Unidentifiable intangible asset
                                              (goodwill)
(b) - Hotel Contracts                   (f) - No Value attributable to this
                                              element.
(c) - Web-based assets                  (g) - Reason for paying over fair value
                                              of identifiable assets.
(d) - Mailing list

Potential indicators of identifiable assets                                                  Groupings
-------------------------------------------                          ---------------------------------------------------------
                                                                     (a)      (b)      (c)      (d)      (e)      (f)      (g)
                                                                     ---------------------------------------------------------
Presence in the Caribbean:

  o Customer list of people who have traveled in the past. ........                              X

  o Supplier relationships and contracts

    * Airlines ....................................................   X

    * Hotel/Resorts ...............................................            X

  o Ability to sign up more suppliers as a result of reputation. ..                                       X

------------------------------------------------------------------------------------------------------------------------------

Presence in the international markets:

  o American and Delta Airlines' world wide contracts. ............   X

  o Expanding product line allowing existing customers to travel
    internationally. ..............................................            X

  o Ability to sign up international airlines due to existing
    relationship with U.S.'s largest carriers (American and Delta).                                       X

------------------------------------------------------------------------------------------------------------------------------

Access to key travel industry products:

  o Bulk airline contracts:

    * American ....................................................   X

    * Delta Airlines ..............................................   X

    * US Air ......................................................   X

    * Continental .................................................   X

    * Air Jamaica .................................................   X

    * BWIA ........................................................   X

    * Spirit ......................................................   X

    * Hotel/resort contacts. ......................................            X

  o Ability to sign up other significant airlines and hotel
    chains and resorts. ...........................................   X        X                                            X

  o Ability to partner with other travel distribution companies due to current product offering and online dynamic
    packaging/reservation software (Tourscape). ...................   X        X                                            X

------------------------------------------------------------------------------------------------------------------------------

Potential indicators of identifiable assets                                                  Groupings
-------------------------------------------                          ---------------------------------------------------------
                                                                     (a)      (b)      (c)      (d)      (e)      (f)      (g)
                                                                     ---------------------------------------------------------
Added expertise to the Company:

  o Hired Steve Hicks, seasoned travel industry executive and
    personal reputation ...........................................                                       X

  o Ability to recruit other senior travel industry executives
    to the Company. ...............................................                                       X

------------------------------------------------------------------------------------------------------------------------------

Brand names (beyond URLs)

  o IRT ...........................................................                                                X

  o ITR ...........................................................                                                X

  o Changes .......................................................                                                X

------------------------------------------------------------------------------------------------------------------------------

Website HTML (most websites will be replaced) .....................                                                X

------------------------------------------------------------------------------------------------------------------------------

Why did The Company pay more for acquisitions than identifiable assets?

  o Acquiring these companies at the stated amounts allowed The
    Company, to quickly get into travel business and generate
    immediate revenues and gross margin. ..........................                                                         X

  o Synergies:

    * Changes had web traffic and customers but was purchasing
      "published" air fares, plus earned no commissions. ..........                                                         X

    * IRT/ITR had bulk airline contracts but its vacation package business had dwindled; the bulk contacts can now be used
      with Changes customers. .....................................                                                         X

    * Due to IRT/ITR's existing bulk airline contracts with large
      U.S. carriers, the Company would be able to obtain bulk
      contracts with internationally based air carriers and launch
      new product lines. ..........................................    X

  o Sellers were willing to accept restricted stock and convertible promissory notes for 90% of the purchase price, resulting in
    the Company being willing to pay more for those businesses.                                                             X

  o Trained workforce in place. ...................................                                                X

  o The value of the stock at the acquisition dates was higher than the $1.50 stock price used in the individual letters of intent for determining the number of shares of common stock that would
    be issued to the sellers at the acquisition date. .............                                                         X

------------------------------------------------------------------------------------------------------------------------------

Intangible assets identified
----------------------------

The above items represent a comprehensive list of elements of intangible assets arising from the acquisitions with and without contractual or other legal rights. Some of the items are clearly separately identifiable and stand-alone intangibles where others are elements that arise from synergies the Company should realize from its ownership of stand-alone intangibles and, accordingly, these elements are not separately identified as stand-alone intangibles.

Based on the above table, intangible elements of the acquisitions are grouped into four categories of identifiable intangible assets: airline contracts, hotel contracts, web-based assets and mailing lists. All other elements are grouped into the goodwill category.

Valuation of intangible assets and allocation of purchase price
---------------------------------------------------------------

Accounting standards require the Company to determine the fair value of all assets acquired and liabilities assumed. Generally, tangible assets and liabilities were valued at the carrying costs of the seller which approximated fair value. The value of the identifiable intangible assets was based upon the present value of cash flows or replacement cost in the open market. In several cases, an average of two methods was used to estimate value. The specifics of each valuation method are fully described in the respective workpapers used to document the valuation.

The following is a brief description of the valuation method(s) and logic used to establish an amortization life for each asset:

Airline contracts

Airline contracts are normally one year in term and are renewable in the ordinary course of business. However, in recent years, some airlines have greatly reduced the number of wholesale bulk contracts awarded to travel companies. IRT/ITR has been successful in retaining its airline contracts with major carriers like American Airlines, Delta Airlines, USAir and Continental. American Airlines is the largest supplier to IRT/ITR and one of the most sought after contracts. This is also the carrier that greatly reduced the number of such contracts to a small group of travel companies, IRT/ITR included. After the acquisition, the Company was successful in renewing this contract as well as others.

Having a wholesale bulk contract gives the Company the right to purchase airline tickets based at set prices that are at a discount off the airlines standard "scheduled fare" prices (i.e. the price that would be available to consumers less a commission paid for selling a scheduled fare). Depending on market conditions, there might be times when airlines lower their scheduled fare prices to a level below the bulk fare price and, in that case, the Company would purchase tickets at the lower scheduled fare price and not at the wholesale bulk price.

The value of a wholesale contract lies in the Company's ability to purchase airline tickets at a price below the scheduled fare, less commissions earned. A valuation model was developed which bifurcates projected vacation package sales over the next ten years and separates the airline ticket component of revenue. Next, an estimate was made of the percentage of airline revenue that will be generated from the sale of tickets under bulk airline contracts. The estimated gross margin generated by the bulk contract over schedule fare pricing is multiplied by the projected revenue from bulk airline tickets to arrive at gross profit attributable to having wholesale bulk airline contracts ("projected cash flow from airline contracts"). A discount was applied to the projected cash flows from airline contracts and the estimated terminal value of the airline contracts to calculate the present value of the cash flows from bulk airline contracts. The inclusion of a terminal value is appropriate because IRT/ITR has a history of being able to renew its airline contracts, expects to continue to be able to renew such contracts in the ordinary course of business and the Company anticipates that it would be able to sell its business with the contracts included at some point in the future. The terminal value was established at 1x projected annual cash flow.

A seven-year amortization life was assigned to the airline contract intangible asset. The contracts are renewable each year, and IRT/ITR and the Company have a track record of renewing the contract in the ordinary course of business. The American Airlines contract was obtained in 1989 and other contacts were obtained since 1999. If the one year contractual life of the contract is disregarded, the contract would have an indefinite life and would only be measured for impairment each year without any annual amortization. However, due to the competitive nature of the airline industry and the changing market conditions of the airlines' relationships with travel companies, a seven-year amortization life has been applied to this intangible asset.

The value of airline contracts has been allocated to the four airline contracts obtained through the IRT/ITR acquisition; however, as is noted in the above table, several intangible elements of the airline contracts gave the Company the ability to obtain additional and possibly better airline contracts from other suppliers to supplement and potentially replace certain airline contracts obtained through the IRT/ITR acquisition. As such, the Company may in the future reallocate some or all of the value allocated to specific carriers.

Hotel contracts

Hotel contracts are normally one year in term and are renewable in the ordinary course of business. Unlike airline contracts, hotel contracts are not as difficult to obtain. As a result, having such contracts does not give rise to substantially greater competitive advantage between travel companies. Each hotel will usually, however, offer different rates/discounts off of rack pricing and volume room blocks to the various competitors.

Since hotel contracts are not particularly difficult to obtain, the value of the acquired contracts to the Company is the time and effort that would be needed to travel to, court, negotiate with and obtain contracts from 300+ properties. The Company used a replacement cost approach to valuing the hotel contracts. Costs included in the valuation were salaries and benefits, travel costs and an administrative cost. A per-contract cost was established and multiplied by the number of contacts obtained in the acquisitions, less the number of duplicate contacts that both Changes and IRT/ITR already had.

Since the acquisitions, the Company has been successful in renewing the acquired contracts and obtaining additional contracts with major vacation destinations in Florida, Mexico and other locations. Obtaining new contracts with new properties and/or improving the terms of existing contracts has largely been the result of building critical mass through the acquisitions. As such, the value assigned to the hotel contract intangible asset was not allocated among any one of the over 300 individual contacts.

A seven-year amortization life was assigned to the hotel contract intangible asset. The hotel contracts are generally renewable each year, and Changes, IRT/ITR and the Company have a track record of renewing these contracts in the ordinary course of business. If the contractual life of the contract is disregarded, the contract would have an indefinite life and would only be measured for impairment each year without any annual amortization. However, because the mix of properties may change over the years, a seven-year amortization life has been applied to this intangible asset.

The value of the hotel contracts was not allocated to specific contracts obtained through the Changes and IRT/ITR acquisition; however, the geographic locations of the properties under contract are concentrated in the Caribbean and Mexico. Impairment of the acquired hotel contracts could occur if the Company eliminated or substantially reduced the cash flow generated from properties in these two regions.

Web-based assets

The Company acquired over 100 URLs, websites with key search phrases and search engine optimization know-how all designed to drive internet traffic to the Company's websites. The Company's Caribbean- and Mexico-themed vacation package websites have between 4,000 and 6,000 unique visitors per day. Most of these visitors find the websites through the use of common Internet search engines which return a Company website on the first couple pages of organic search results.

URLs are renewable each year for a nominal amount at the option of the Company. URLs should remain useful in the future unless Internet technology changes in a manner that greatly reduces or eliminates their usefulness.

The value of URLs could be measured by the cash flow they generate; however, many other more significant reasons a website at a specific URL generates cash flow including the nature of the product or services being sold, pricing, key words used in the website and search engine logarithms which are outside of the control of the website owner.

The Company believes the better measure of the value of its web-based assets is the discounted market price of purchasing advertising from search engine companies for first page placement of advertisements (pay-for-click advertising). Normally, search engines sell advertising based upon key words using an auction format for pricing the advertising space. This means the price of a number two placement of an ad targeted to the key word search of "Caribbean Vacation" will vary each time a buyer wants to purchase that ad position. As a result, the auction price will vary widely depending upon the demand for that ad spot. For seasonal businesses like travel to the Caribbean, advertising prices would be at the highest levels during the peak selling season of December to April. The advertising prices drop substantially in the off season as travel companies focus marketing dollars on other in-season travel markets.

The Company applied two methods in valuing its web-based assets purchased through the acquisition of Changes in L'Attitudes. Method one calculates the present value of the estimated advertising costs that would be required to replicate the high search engine placement of its URLs plus a terminal value equal to 2x the annual advertising cost in year ten. The second method calculates the present value of Changes in L'Attitudes' historical gross profit levels projected over ten years with a modest growth factor and a terminal value of the web-based assets equal to 1x annual cash flow. The present value of the discounted cash flow includes the value of hotel contracts intangible but does not include any value of airline contracts because Changes in L'Attitudes, prior to its acquisition, only purchased scheduled fare airline tickets.

The amortization life assigned to the web-based assets was ten years. A longer life was assigned to the web-based assets compared to airline or hotel contracts because the renewal of the Company's URLs are within the Company's control.

Mailing list

Changes' websites contained a feature that allowed visitors and customers to "opt into" Changes' customer mailing list. At the acquisition date, there were approximately 45,000 names in Changes' opt-in mailing list. A mailing list created by an opt-in feature is considered in the marketing world to be a more effective and valuable mailing list because the individuals on the list have in essence pre-approved the sending of marketing materials and are considered more likely to buy a product or service than a person whose name is on a generic mailing list.

The Company used an average of two methods to establish a value to the acquired mailing list. Method one multiples an estimated cost per name by the number of names on the list. Method two calculates the present value of projected cash flow from vacation packages purchased by a percentage of people on the mailing list.

The value of the mailing list would be deemed impaired if the list was destroyed or the Company substantially reduced or eliminated the sale of vacation products in the Caribbean or Mexico markets.

Reallocation of original purchase price allocation
--------------------------------------------------

Values for the identifiable intangible assets were established as discussed above, and the purchase price in excess of the fair value of tangible assets was first allocated to these intangible assets with any excess being allocated to goodwill. Adjustments were recorded in the Companies' ledgers, and amortization expense was adjusted prospectively beginning after September 30, 2006, the most recent financial statement reported to the market.

The Company describes the reasons the Company paid a premium that significantly exceeded the fair value of the assets and liabilities acquired in both acquisitions in Note 13 to the Company's financial statements. See Note 13, Page F-68 and F-70.

  14. REFERENCE IS MADE TO THE FIRST PARAGRAPH ON PAGE F-26 AND LAST PARAGRAPH ON PAGE F-27. WE NOTE FROM YOUR DISCLOSURE THAT DUE TO A PURCHASE PRICE ALLOCATION ADJUSTMENT ASSOCIATED WITH BOTH THE CIL AND IRT/ITR ACQUISITIONS, THE INTANGIBLE ASSETS FOR CIL AND IRT/ITR WERE ADJUSTED TO $590,000 AND $1,600,000, RESPECTIVELY, DURING THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2006. IN THIS REGARD PLEASE DISCLOSE THE NATURE AND THE AMOUNT OF THE ADJUSTMENTS MADE TO THE INITIAL ALLOCATION OF THE PURCHASE PRICE, AS REQUIRED BY PARAGRAPH 51(H) OF SFAS NO. 141. ALSO, PLEASE TELL US IF A PRESENT VALUE TECHNIQUE WAS APPLIED TO THE ESTIMATED COST PER INQUIRY AND THE EXPECTED NET CASH FLOWS IN ESTIMATING THE FAIR VALUE OF THE WEB BASED ASSETS FOR CIL AND THE AIRLINE CONTRACTS FOR IRT/ITR. IF A PRESENT VALUE TECHNIQUE WAS NOT APPLIED, PLEASE PROVIDE US WITH YOUR BASIS FOR YOUR CONCLUSION THAT YOUR VALUATION OF THESE INTANGIBLE ASSETS IS APPROPRIATE.

Response:

      We refer you to our response to Comment 13 above.

Exhibits and Financial Statement Schedules, page 11-15
------------------------------------------------------

  15. YOU REFERENCE HERE EXHIBIT 10.28, WHICH IS NEITHER INCLUDED IN YOUR REGISTRATION STATEMENT NOR INCLUDED BY REFERENCE. PLEASE REVISE ACCORDINGLY.

Response:

      The Company has revised its disclosure to include this exhibit by reference to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 8, 2006.

      We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.


                                        Sincerely,

                                        /s/ Daniel G. Brandano
                                        ----------------------
                                            Daniel G. Brandano
                                            President


cc:   Scott C. Kline, Esq.
      Crone Rozynko LLP

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